American Lithium Announces Financial and Operating Highlights
for First Quarter Ended May 31, 2024

VANCOUVER, BRITISH COLUMBIA, July 16, 2024 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | Nasdaq:AMLI | Frankfurt:5LA1) is pleased to provide financial and operating highlights for the first quarter ended May 31, 2024. Unless otherwise stated, all amounts presented are in Canadian dollars.

Simon Clarke, CEO of American Lithium, comments, "The market backdrop remains challenging across the lithium sector; however, we have continued to make solid progress while prudently managing our working capital. Although prices in the uranium sector did consolidate somewhat during the quarter, commodity pricing remains at strong levels and uranium fundamentals continue to strengthen, suggesting sustained long-term strength in the sector. As the cycle evolves, our large-scale Macusani Uranium Project is well positioned to benefit."

Highlights for the Quarter:

  Strengthens Team in Peru - appointment of former Deputy Minister of Mines, Mr. Augusto Cauti as a Strategic Corporate Advisor in relation to its Peruvian Operations.
  Social Initiative - launched the "Solar Electrification" program together with the Peruvian Armed Forces involving the installation of solar panels in remote home which lack electricity.
  Strong Progress on Falchani Flow Sheet Optimization -At $5,092/t of lithium carbonate ("LC"), current projected operating costs for Falchani (February 2024 PEA) are already amongst the lowest globally. The implementation of a number of additional tried and tested hydrometallurgical processing steps to optimize and simplify the core flow sheet should materially reduce costs further:
    Reduction of sulfuric acid consumption by approximately 50% and considerable reduction in reagent costs;
    Continued improvement in specification of key by-products, sulfate of potash and cesium;
    Ongoing work at ANSTO to further simplify flow sheet; and
    Numerous additional full cycle tests at TECMMINE have produced high purity LC (99.5-99.87% LC purity).
  Current Intent to Commence Falchani Pilot Work during H2, 2024

Selected Financial Data

The following selected financial data is summarized from the Company's consolidated financial statements and related notes thereto (the "Financial Statements") for the first quarter ended May 31, 2024. Copies of the Financial Statements and MD&A are available at www.americanlithiumcorp.com or on SEDAR+ at www.sedarplus.ca.

	Three Months May 31, 2024	Three Months May 31, 2023
Loss and comprehensive loss	$7,006,169	$11,122,415
Loss per share - basic and diluted	($0.03)	($0.05)

	As At May 31, 2024	As At February 29, 2024
Cash, cash equivalents and guaranteed investment certificates	$8,965,001	$11,889,416
Total assets	$167,920,270	$173,594,831
Total current liabilities	$2,627,113	$3,115,623
Total liabilities	$3,536,802	$4,246,386
Total shareholders' equity	$164,383,468	$169,348,445

Ted O'Connor, PGeo, Executive Vice-President of American Lithium and a qualified person as defined by NI 43-101, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas.  The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium project ("TLC") in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium ("Falchani") and Macusani uranium ("Macusani") development-stage projects in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com.

Follow us on Facebook, Twitter and LinkedIn.

On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on May 29, 2024, and in recent securities filings available at www.sedarplus.ca. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding 32 Concessions

Thirty-two of the one-hundred-seventy-four concessions comprising the Falchani and Macusani Projects are currently subject to Administrative and Judicial processes in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared title to thirty-two concessions invalid due to late receipt of the annual validity payments. On November 2, 2021, American Lithium was awarded a favorable ruling in regard to title to the concessions, but on November 26, 2021, appeals of the judicial ruling were lodged by INGEMMET and MINEM. A three-judge tribunal of Peru's Superior Court unanimously upheld the ruling in a decision reported in November 2023. American Lithium was subsequently notified that INGEMMET and MINEM have filed petitions to the Supreme Court of Peru to assume jurisdiction in the proceedings. Given the precedent of the original ruling it is hoped that the Supreme Court will not assume jurisdiction; however, there is no assurance of the outcome at this time.